Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE

Modine Announces Sale of the Majority of its Automotive Business to Dana Incorporated

Sale marks next step of strategic transformation and reinforces the Company’s focus on its core industrial end markets

Racine, WI – November 2, 2020 – Modine Manufacturing Company (NYSE: MOD or the “Company”), a diversified global leader in thermal management technology and solutions, today announced that it has signed a definitive agreement with Dana Incorporated to sell the liquid-cooled portion of its automotive business, which represents approximately 70% of its Automotive business revenue.

The transaction announced today is an important milestone in Modine’s previously announced plan to exit its Automotive business and confers the following benefits:

•	Enhances the Company’s focus on higher returning businesses where Modine has demonstrated an ability to successfully drive both organic and inorganic growth
•	Allows the Company to avoid significant liabilities required to complete necessary restructuring and future cash investments
•	Will result in a significant reduction to future capital spending needs, leading to higher cash flow
•	Represents a leverage neutral transaction for the Company

The transaction is expected to close in the first half of 2021, following the receipt of regulatory approvals and other customary closing conditions. After deductions for customary debt-like items, standard post-closing adjustments and restructuring actions, the Company is not expecting significant net cash proceeds. In addition, Modine is actively pursuing a variety of alternatives to complete the exit of the remaining automotive business.

“We are pleased to announce the sale of our automotive business to Dana in a mutually beneficial strategic transaction," said Modine Interim Chief Executive Officer, Michael B. (Mick) Lucareli. “This transaction accelerates Modine’s transformation to become a diversified industrial company with higher operating margins, lower capital intensity and greater free cash flow generation. The enhanced operating profile resulting from this transaction is a critical component of our strategic objectives and will allow us to provide additional capital and resources to accelerate the growth of our commercial HVAC and data center businesses. We are pleased to have completed this phase of the process and are excited to take the next steps in our strategic growth plan.”

The Company will provide additional information on the conference call and webcast to discuss its second quarter financial results for the period ended September 30, 2020, on Friday, November 6, 2020 at 8:00 a.m. Central Time (9:00 a.m. Eastern Time).

J.P. Morgan Securities LLC acted as Modine’s financial advisor and Latham & Watkins LLP acted as legal counsel.

About Modine

Modine, with fiscal 2020 revenues of $2.0 billion, specializes in thermal management systems and components, bringing highly engineered heating and cooling components, original equipment products, and systems to diversified global markets through its four complementary segments: CIS; BHVAC; HDE; and Automotive. Modine is a global company headquartered in Racine, Wisconsin (USA), with operations in North America, South America, Europe and Asia. For more information about Modine, visit www.modine.com.

Forward-Looking Statements

This press release contains statements, including information about future financial performance and market conditions, accompanied by phrases such as “believes,” “estimates,” “expects,” “plans,” “anticipates,” “intends,” and other similar “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements because of certain risks and uncertainties, including, but not limited to those described under “Risk Factors” in Item 1A of Part I of the Company's Annual Report on Form 10-K for the year ended March 31, 2020 and under Forward-Looking Statements in Item 7 of Part II of that same report and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. Other risks and uncertainties include, but are not limited to, the following: the impact of the COVID-19 pandemic on the national and global economy, our business, suppliers, customers, and employees; the overall health and price-down focus of Modine’s customers; our ability to successfully execute our strategic and operational plans, including our ability to successfully exit the automotive business; our ability to effectively and efficiently reduce our cost structure in response to sales volume declines and complete restructuring activities and realize benefits thereon; our ability to comply with the financial covenants in our credit agreements and to fund our global liquidity requirements efficiently, particularly in light of the volatility and negative impacts to the financial markets resulting from COVID-19; operational inefficiencies as a result of program launches, unexpected volume increases, product transfers, and delays or inefficiencies resulting from restrictions imposed in response to the COVID-19 pandemic; economic, social and political conditions, changes and challenges in the markets where Modine operates and competes, including foreign currency exchange rate fluctuations, tariffs (and potential trade war impacts resulting from tariffs or retaliatory actions), inflation, changes in interest rates or tightening of the credit markets, recession, restrictions associated with importing and exporting and foreign ownership, public health crises, and the general uncertainties about the impact of regulatory and/or policy changes, including those related to tax and trade, the COVID-19 pandemic and other matters, that have been or may be implemented in the U.S. or abroad, and continuing uncertainty regarding the impacts of “Brexit”; the impact on Modine of any significant increases in commodity prices, particularly aluminum, copper, steel and stainless steel (nickel) and other purchased components i, and our ability to adjust product pricing in response to any such increases; the nature of and Modine’s significant exposure to the vehicular industry and the dependence of this industry on the health of the economy; the concentration of sales within our CIS segment attributed to one customer; Modine’s ability to recruit and maintain talent in managerial, leadership, and administrative functions; Modine’s ability to protect its proprietary information and intellectual property from theft or attack; the impact of any substantial disruption or material breach of our information technology systems; costs and other effects of environmental investigation, remediation or litigation; and other risks and uncertainties identified by the Company in public filings with the U.S. Securities and Exchange Commission. Forward-looking statements are as of the date of this release, and the Company does not assume any obligation to update any forward-looking statements.

SOURCE: Modine Manufacturing Company
Investor & Media Contact

Kathleen Powers
(262) 636-1687
k.t.powers@na.modine.com